Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 18, 2013

To the shareholders, the holders of American Depositary Shares, bonds and warrants of Delhaize Group SA/NV (the “Company”):

This document provides information concerning the agenda of the ordinary shareholders’ meeting to be held on Thursday, May 23, 2013, at 3.00 p.m. (CET), at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Brussels, Belgium.

At the ordinary shareholders’ meeting, the Company’s shareholders will deliberate and, where applicable, vote on the items of the agenda as further detailed in this information statement.

Belgian law does not require a quorum for the ordinary shareholders’ meeting to be held on May 23, 2013. Consequently, decisions at this meeting can be taken irrespective of the number of Delhaize Group shares present or represented at the meeting. Items 1 to 3 of the agenda do not require a vote. Items 4 to 11 can be validly adopted with the approval of a majority of the votes cast.

Holders of Delhaize Group ordinary shares can validly express the vote attached to their shares at the May 23, 2013 meeting by following the procedures specified in the convening notice of that meeting, which will be published in the press and is available on our website at www.delhaizegroup.com. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote with respect to the May 23, 2013 meeting by following the procedures specified in a separate convening notice from Delhaize Group’s Depositary, Citibank. If you have questions regarding the proposals, please contact Delhaize Group Investor Relations Department at +32 2 412 21 51. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the convening notice, the annual report and the annual accounts of the Company and all other documents relating to the ordinary shareholders’ meeting to be held on May 23, 2013 which the law requires to make available to shareholders. Copies of these documents can be accessed at the Company’s website (www.delhaizegroup.com) and can also be obtained at no cost by shareholders by calling the Delhaize Group Investor Relations Department at +32 2 412 21 51 and by holders of Delhaize Group American Depositary Shares by calling Citibank at +1 877 853 2191.

Pierre-Olivier Beckers
President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary Shareholders’ Meeting of Shareholders

May 23, 2013

Agenda

1.	Presentation of the Management Report of the Board of Directors on the Financial Year Ended December 31, 2012	3

2.	Presentation of the Report of the Statutory Auditor on the Financial Year Ended December 31, 2012	3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2012	3

4.	Proposal to Approve the statutory (non-consolidated) annual accounts as of December 31, 2012, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.40 per share	4

5.	Proposal to Discharge the Liability of the Directors for the Financial Year Ended December 31, 2012	5

6.	Proposal to Discharge the Liability of the Statutory Auditor for the Financial Year Ended December 31, 2012	5

7.	Proposal to Appoint Ms. Elizabeth Doherty as Director for a Period of Three Years	5

8.	Proposal to Acknowledge that Ms. Elizabeth Doherty is an Independent Director	6

9.	Proposal to Approve the Remuneration Report	6

10.	Proposal to Approve an Early Redemption of Bonds or Medium-Term Notes Upon a Change of Control of the Company	7

11.	Powers to Implement the Proposals	7

Item (1)

Presentation of the Management Report of the Board of Directors

On the Financial Year Ended December 31, 2012

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than 45 calendar days before the date of the ordinary shareholders’ meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, i.e. Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Companies Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary shareholders’ meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

On the Financial Year Ended December 31, 2012

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2012, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 161.

The reports of the statutory auditor will be presented to the shareholders at the ordinary shareholders’ meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Communication of the Consolidated Annual Accounts

as of December 31, 2012

The consolidated annual accounts of the Company as of December 31, 2012 will be presented and discussed at the ordinary shareholders’ meeting.

No vote is required on the consolidated annual accounts as of December 31, 2012.

Item (4)

Proposal to Approve the Statutory (Non-Consolidated) Annual Accounts as of December 31, 2012,

including the Allocation of Profit, and

Approval of the Distribution of a Gross Dividend of EUR 1.40 per Share

The following allocation of the available profit of the Company, as approved by the Board on March 6, 2013, will be proposed for shareholder approval at the ordinary shareholders’ meeting:

Allocation of Profit	(in EUR)
Profit for the financial year ended December 31, 2012	410,473,779.05
Profit carried forward from previous years	866,160,002.48
Profit to be allocated	1,276,633,781.53

As indicated in the table below, at the ordinary shareholders’ meeting, the Board will propose the payment of a gross dividend of EUR 1.40 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 6, 2013, will therefore amount to EUR 142.7 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 and 2012 US Stock Incentive Plans, the Company may issue new shares, coupon no. 51 attached, between the date of adoption of the annual accounts by the Board, which was March 6, 2013, and the date of their proposed approval by the ordinary shareholders’ meeting of May 23, 2013.

Therefore, as of April 18, 2013, the 2012 profit appropriation is as follows:

Profit Appropriation	(in EUR)
Profit to be allocated	1,276,633,781.53
Transfer to legal reserve	1,464.90
Aggregate amount of the gross dividend related to all the shares	142,690,097.00
Balance of profit to be carried forward	1,133,942,219.63

On that basis, the Board will communicate at the ordinary shareholders’ meeting of May 23, 2013 the aggregate number of shares entitled to the 2012 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2012 will be modified accordingly. The maximum number of shares which could be issued between March 6, 2013, and May 23, 2013 is 2,786,792, assuming that all vested warrants were to be exercised. This would result in an increase in the total amount to be distributed as dividend of EUR 4 million to EUR 146.7 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge the Liability of the Directors for

the Financial Year Ended December 31, 2012

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither any omission, nor any false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge the Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2012

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposal to Appoint Ms. Elizabeth Doherty as Director for a Period of Three Years

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary shareholders’ meeting for a term of up to six years. Pursuant to a Belgian law enacted in 2009, a director is not independent if such person is elected to more than three successive terms or more than twelve years. In 2010, the Board decided to set the term of the mandate of directors starting with elections in 2010 to three years for the first term, then, provided the Board determines such director is independent at re-election, four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by the Board at the time of their election though has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 70 during the Company’s standard director term length may instead be elected to a term that would expire at the ordinary shareholders’ meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

Ms. Elizabeth Doherty is nominated to serve on the Board for a proposed term of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015.

Ms. Elizabeth Doherty (1957). Ms. Doherty began her career with Unilever in 1979 as an assistant auditor and then spent the following 22 years serving the organization, assuming positions of increasing responsibility in audit, accounting, supply chain, commercial operations, and finance in multiple countries across Europe and Asia. She left Unilever as Senior Vice President Finance, Central & Eastern Europe in 2001 to enlist with Tesco as its Group International Finance Director where she led that function for six years. In 2007 she joined Brambles Industries as its Chief Financial Officer and most recently served as CFO of Reckitt Benckiser, from 2011 to 2013. In addition to her executive experience she has also served on the Boards of both Brambles Industries and Reckitt Benckiser as well as that of SABMiller. Ms. Doherty graduated from the University of Manchester, in the United Kingdom with a Bachelor of Science (Honors) in Liberal Studies in Science (Physics). She also is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Ms. Elizabeth Doherty has indicated that she is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of Ms. Elizabeth Doherty as a director of the Company for a term of three years.

Item (8)

Proposal to Acknowledge that Ms. Elizabeth Doherty is an Independent Director

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are non-U.S. issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered on March 6, 2013 all criteria applicable to the assessment of independence of directors under the Belgian Companies Code, the Belgian Code on Corporate Governance and NYSE rules. Based on the information provided by all directors, the Board determined on that date that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Hugh G. Farrington and Didier Smits, are independent under the criteria of the Belgian Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board on pages 21 and 22 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com.

Upon due consideration of all such factors, the Board unanimously recommends that each shareholder vote FOR the proposal to acknowledge that Ms. Elizabeth Doherty satisfies the requirements of independence of the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Elizabeth Doherty complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Elizabeth Doherty expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

Ms. Doherty’s biographical information is provided above.

Item (9)

Proposal to Approve the Remuneration Report

The Company wants to provide its shareholders with consistent and transparent information on executive compensation. The Company’s remuneration report, which is included in the corporate governance statement of the management report of the Company and is available at the Company’s website (www.delhaizegroup.com), contains among other things, information on the following topics:

•	The applied remuneration policy during 2012;

•	The role and involvement of various parties in executive compensation analysis and the related decision-making processes;

•	The Directors’ remuneration;

•	The Executive Management compensation; and

•	The Company share ownership guidelines.

The remuneration report must be submitted for approval at the shareholders’ meeting.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (10)

Proposal to Approve an Early Redemption of Bonds,

Convertible Bonds or Medium-Term Notes

Upon a Change of Control of Delhaize Group

In its normal course of business, the Company may issue bonds, convertible bonds or medium-term notes in one or several offerings and tranches, within 12 months from the ordinary shareholders meeting of May 2013. The maximum principal amount of such bonds and notes would be the equivalent of EUR 1.5 billion. The proceeds from such bonds and notes would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. Such bonds and notes may have different maturities which would not exceed 30 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds and notes the right to early repayment for an amount not in excess of 101% of the aggregate principal amount, plus any accrued and unpaid interest, in the event of a change of control over the Company.

In order to be enforceable, article 556 of the Belgian Companies Code requires that such change of control provision be approved by the shareholders. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (11)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders and to carry out all necessary or useful formalities to that effect.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to Exhibit 99.2

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated

Voting Instructions

You can vote by Internet, Telephone or by Mail

Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.

All votes must be received by the Depositary prior to 10:00 a.m. (New York City time) on May 15, 2013.

Vote by Internet
• Log on to the Internet and go to www.citi.com/dr.
• Click on “Investors” and then click on “Voting by Internet”.

•	Follow the steps outlined on the secured website.

•	Or with your Smartphone scan the QR code to cast your vote now.

Vote by Telephone

•	Call toll free 1-800-652-Vote (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.

•	Follow the instructions provided in the recorded message.

Vote by Mail

•	Mark, sign and date your Voting Instruction Form.

•	Detach your Voting Instruction Form.

•	Return your Voting Instruction Form in the postage-paid envelope provided.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

DELHAIZE GROUP SA/NV (the “Company”)	+

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s).

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain	For	Against	Abstain

1.	NA	NA	NA	7.

2.	NA	NA	NA	8.

3.	NA	NA	NA	9.

4.				10.

5.				11.

6.

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST

/ /

sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

I	Ordinary shareholders’ meeting

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2012.
2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2012.
3.	Communication of the consolidated annual accounts as of December 31, 2012.
4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2012, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.40 per share.
5.	Discharge of liability of the directors.
6.	Discharge of liability of the statutory auditor.
7.	Appointment of director.
8.	Independence of director under the Belgian Companies Code.
9.	Remuneration report.
10.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.
11.	Powers to implement the shareholders resolutions.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Ordinary Shareholders’ Meeting

to be held on May 23, 2013

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on May 15, 2013 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (the “Company”)

CUSIP No.:	29759W101.
ADS Record Date:	April 17, 2013.
Share Record Date:	May 9, 2013. (Date on which ADS Holders are required under Belgian Law to hold their interest in the shares of the Company in order to be eligible to vote at the Meeting).
Meeting Specifics:	Ordinary Shareholders’ Meeting - May 23, 2013 at 3:00 p.m. (CET) at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium.
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of February 18, 2009.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADS, verified by the Depositary as of the Share Record Date.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 2 to Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Ordinary General Meeting to Be Held on May 23, 2013.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the proxy materials relating to the May 23, 2013 Ordinary General Meeting is available at http://www.delhaizegroup.com.

If you wish to receive a paper or email copy of these documents, you must request one. There is no charge for requesting a copy. Please make your request to our Depositary Bank, Citibank, by contacting the Delhaize Group ADR Shareholder Services line toll free at 1-877-853-2191, Monday through Friday from 08:30 AM through 06:00 PM Eastern Standard Time. Alternatively, you may request these materials in writing to the address below.

Citibank Shareholder Services P.O. Box 43077 Providence, Rhode Island 02940-5000